Exhibit 99.1

Ossen Innovation Announces Unaudited Financial Results for the Six Months Ended June 30, 2018

SHANGHAI, Sept. 20, 2018 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the six months ended June 30, 2018.

"Our first half of 2018 results exceeded our expectations and provided a strong beginning to the year for Ossen," stated Dr. Liang Tang, Chairman of Ossen Innovation. "During the six months period, we won a few more bridge projects in China that contributed to our sales results and positively impacted our growth, margins and profitability. As the Chinese government continues to reduce the overcapacity in steel industry and push forward on infrastructure projects around the country, we continue to increase our efforts to win multiple infrastructure projects and further solidify our position as a market leader."

Six Months Ended June 30, 2018 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2018	2017	% Change
Revenues	$70.0	$52.0	34.6%
Gross profit	$10.0	$4.8	109.4%
Gross margin	14.3%	9.2%
Operating income	$6.7	$2.3	188.2%
Operating margin	9.6%	4.5%
Net income attributable to Ossen Innovation	$4.8	$1.2	291.7%
EPS	$0.24	$0.06	300.0%

For the six months ended June 30, 2018, revenues increased by $18.0 million, or 34.6%, to $70.0 million from $52.0 million for the same period of last year. This increase was mainly attributable to increase in rare earth coated products and plain surfaced and other products and partially offset by decrease in zinc coated products. The sales of rare earth coated PC steel materials were $58.4 million and accounted for 83.4% of total sales for the six months ended June 30, 2018. Sales of plain surface and other products were $11.7 million for the six months ended June 30, 2018. There were no sales of zinc coated products in this period.

Gross profit increased by $5.2 million, or 109.4%, to $10.0 million for the six months ended June 30, 2018 from $4.8 million for the same period of last year. Gross margin increased by 5.1 percentage points to 14.3% for the six months ended June 30, 2018 from 9.2% for the same period of last year. Gross margins for rare earth products were 12.6% for the six months ended June 30, 2018, compared to 7.2% for the same period of last year. Gross margin for plain surface and other products was 22.9% for the six months ended June 30, 2018, compared to19.4% for the same period of last year.

Selling expenses decreased by $0.1 million, or 36.8%, to $0.2 million for the six months ended June 30, 2018 from $0.3 million for the same period of last year. The decrease was due to less freight expenses related to export. General and administrative expenses increased by $0.9 million, or 43.4%, to $3.1 million for the six months ended June 30, 2018 from $2.2 million for the same period of last year. The increase was due to higher research and development expenses.

As a result, total operating expenses increased by $0.8 million, or 34.3%, to $3.3 million for the six months ended June 30, 2018 from $2.4 million for the same period of last year.

Operating income increased by $4.4 million, or 188.2%, to $6.7 million for the six months ended June 30, 2018 from $2.3 million for the same period of last year. The increase in operating income was primarily attributable to increase in gross profit and partially offset by increase in general and administrative expenses. Operating margin was 9.6% for the six months ended June 30, 2018, compared to 4.5% for the same period of last year.

Net income increased by $3.8 million, or 275.1%, to $5.2 million for the six months ended June 30, 2018 from $1.4 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $3.5 million, or 291.7%, to $4.8 million for the six months ended June 30, 2018from $1.2 million for the same period of last year. Earnings per share, both basic and diluted, were $0.24 for the six months ended June 30, 2018, compared to $0.06 for the same period of last year. Basic and diluted earnings per ADS were $0.72 for the six months ended June 30, 2018, compared with $0.18 for the same period of 2017.

Balance Sheet and Cash Flows

As of June 30, 2018, the Company had cash and restricted cash of $10.0 million, compared to $8.1 million at December 31, 2017. Accounts receivable were $76.8 million as of June 30, 2018, compared to $51.7 million at December 31, 2017. The average days of sales of outstanding (DSO) were 166days for the three months ended June 30, 2018, compared to 123 days for the year of 2017. The increase in average DSO was primarily due to the longer cycle of some of our customers' construction projects. The balance of prepayment to suppliers for raw materials totaled $56.2 million as of June 30, 2018, compared to $71.3 million at December 31, 2017. The Company had inventories of $13.7 million as of June 30, 2018, compared to $13.5 million at the end of 2017. Total working capital was $118.4 million as of June 30, 2018, compared to $114.7 million at December 31, 2017.

Net cash used in operating activities was $2.7 million for the six months ended June 30, 2018, compared to net cash provided by operating activities of $2.1 million for the same period of last year. Net cash used in investing activities was $67,419 for the six months ended June 30, 2018, compared to nil for the same period of last year. Net cash provided by financing activities was $5.6 million for the six months ended June 30, 2018, compared to net cash used in financing activities of $3.2 million for the same period of last year.

Recent Developments

On May 8, 2018, the Company announced the termination of the Share Exchange Agreement (the "Exchange Agreement"), dated July 19, 2017, among the Company, America-Asia Diabetes Research Foundation (the "Foundation") and the shareholders of the Foundation, as amended, with respect to the acquisition of the Foundation by Ossen. The Foundation and its shareholders failed to satisfy the closing conditions set forth in the Exchange Agreement. As a result, the Company terminated the Exchange Agreement. In connection therewith, the Share Purchase Agreement, dated July 19, 2017, between the Company and an affiliate of Dr. Liang Tang, the Chairman of Ossen, pursuant to which the Company agreed to sell its existing business to an affiliate of Dr. Tang, is deemed terminated.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886

Investor Relations
GCI IR
Phone: +1-917-207-2173
Email: info@goldenir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,407,108	$950,225
Restricted cash	8,613,084	7,192,928
Accounts receivable, net of allowance for doubtful accounts of $1,126,863 and $868,973 at June 30, 2018 and December 31, 2017, respectively	76,824,689	51,699,930
Inventories	13,660,824	13,479,473
Advance to suppliers	56,197,222	71,280,903
Other current assets	78,016	37,390
Accounts receivable - RPT	2,713,815	-
Total Current Assets	159,494,758	144,640,849
Property, plant and equipment, net	3,953,509	4,031,534
Land use rights, net	3,603,094	3,697,012
Deferred tax assets	187,949	149,511
TOTAL ASSETS	$167,051,360	$152,518,906

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$11,331,017	$10,253,742
Short-term bank loans	19,262,729	13,947,385
Accounts payable	3,387,075	359,927
Customer deposits	280,826	316,394
Income tax payable	662,627	450,711
Other payables and accrued expenses	4,370,141	4,236,823
Customer deposits - RPT	1,430,754	-
Due to shareholder	356,499	351,499
Total Current Liabilities	41,081,668	29,916,481
Long-term bank loans	7,554,011	7,652,046
TOTAL LIABILITIES	48,635,679	37,568,527

Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 shares outstanding as of June 30, 2018 and December 31, 2017, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	7,159,132	6,672,254
Retained earnings	63,654,265	59,386,668
Treasury stock, at cost: 208,890 shares as both of June 30, 2018 and December 31, 2017	(192,153)	(192,153)
Accumulated other comprehensive income	521,416	2,227,334
TOTAL SHAREHOLDERS' EQUITY	105,314,115	102,265,558
Non-controlling interest	13,101,566	12,684,821
TOTAL EQUITY	118,415,681	114,950,379
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$167,051,360	$152,518,906

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	FOR THE SIX MONTHS ENDED JUNE 30,
	2018	2017

REVENUES	$70,022,743	$52,015,016
COST OF GOODS SOLD	60,022,694	47,238,355
GROSS PROFIT	10,000,048	4,776,661
Operating Expenses:
Selling and distribution expenses	175,788	278,025
General and administrative expenses	3,108,386	2,167,966
Total Operating Expenses	3,284,174	2,445,991
INCOME FROM OPERATIONS	6,715,874	2,330,670
Other Income (Expenses):
Financial expenses, net	(705,603)	(802,485)
Other income, net	71,768	6,147
INCOME BEFORE INCOME TAXES	6,082,039	1,534,332
INCOME TAXES	(910,819)	(155,856)
NET INCOME	5,171,220	1,378,476
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	416,745	164,684
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	4,754,475	1,213,792
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss), net of tax	(1,705,918)	2,465,633
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(1,705,918)	2,465,633
COMPREHENSIVE INCOME (LOSS)	3,048,558	3,679,425

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.24	$0.06
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,791,110	$19,791,110

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,171,220	$1,378,476
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	339,233	390,662
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(25,124,759)	3,896,793
Inventories	(181,351)	6,621,860
Advance to suppliers	15,083,682	(24,084,109)
Other current assets	(40,627)	(10,771)
Notes receivable - bank acceptance notes	-	15,280,381
Accounts receivable - RPT	(2,713,815)	-
Deferred tax assets	(38,438)	-
Increase (Decrease) In:
Accounts payable	3,027,148	(1,110,830)
Customer deposits	(35,567)	26,917
Income tax payable	211,916	(330,156)
Other payables and accrued expenses	133,318	9,624
Customer deposits - RPT	1,430,728	-
Due to related party	-	(3,912)
Due to shareholder	5,000	40,000
Net cash provided by/(used in) operating activities	(2,732,312)	2,104,935

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(67,419)	-
Net cash used in investing activities	(67,419)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease/(increase) in restricted cash	(1,420,156)	1,243,864
Proceeds from short-term bank loans	10,467,990	1,477,061
Repayments of short-term bank loans	(4,743,652)	(4,515,711)
Proceeds from notes payable-bank acceptance notes	2,833,441	6,121,021
Repayment of notes payable-bank acceptance notes	(1,574,134)	(7,505,538)
Net cash provided by/(used in) financing activities	5,563,489	(3,179,303)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,763,758	(1,074,369)
Effect of exchange rate changes on cash	(2,306,875)	3,019,801
Cash and cash equivalents at beginning of period	950,225	217,631
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,407,108	$2,163,063

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$575,057	$481,205
Interest paid	$648,484	$776,257
Non-cash transactions:
Appropriation to statutory reserve	$486,878	$136,038